                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 5)(1)

                                   SIRVA, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   82967Y 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               MATTHEW L. FESHBACH
--------------------------------------------------------------------------------
                              MLF INVESTMENTS, LLC
                        455 N. Indian Rocks Road, Suite B
                         Belleair Bluffs, Florida 33770
                                  727-450-4950
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 11, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                           (Continued on following pages)
                                (Page 1 of 16 Pages)

----------------
      (1)   The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 2 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,976,900 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,976,900 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,976,900 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  4,795,783  and  204,217  shares  of  common  stock  issuable  upon conversion of the 8%  convertible  perpetual  preferred  stock of the Issuer
    (the "Convertible  Preferred Stock") held by MLF Offshore Portfolio Company,
    L.P.  and  MLF  Partners  100,  L.P.,  respectively.  The  issuance  of such
    Convertible  Preferred  Stock is subject to approval by  shareholders at the annual meeting of stockholders scheduled on August 23, 2007. Upon receipt of shareholder approval, the Convertible Preferred Stock shall be issued to MLF
    Offshore  Portfolio  Company,  L.P. ("MLF Offshore") in exchange for the 12%
    senior  convertible  note,  due June 1, 2011,  which MLF Offshore  currently holds.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 3 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,488,144 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,488,144 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,488,144 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 4,795,783 shares of common stock issuable upon conversion of the 8%
    convertible  perpetual  preferred  stock  of the  Issuer  (the  "Convertible
    Preferred Stock") held by MLF Offshore Portfolio Company,  L.P. The issuance of such  Convertible  Preferred Stock is subject to approval by shareholders at the annual  meeting of  stockholders  scheduled on August 23, 2007.  Upon receipt of shareholder  approval,  the Convertible  Preferred Stock shall be issued to MLF Offshore Portfolio Company,  L.P. ("MLF Offshore") in exchange for the 12% senior  convertible  note, due June 1, 2011,  which MLF Offshore currently holds.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 4 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,488,144 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,488,144 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,488,144 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 4,795,783 shares of common stock issuable upon conversion of the 8%
    convertible  perpetual  preferred  stock  of the  Issuer  (the  "Convertible
    Preferred Stock") held by MLF Offshore Portfolio Company,  L.P. The issuance of such  Convertible  Preferred Stock is subject to approval by shareholders at the annual  meeting of  stockholders  scheduled on August 23, 2007.  Upon receipt of shareholder  approval,  the Convertible  Preferred Stock shall be issued to MLF Offshore Portfolio Company,  L.P. ("MLF Offshore") in exchange for the 12% senior  convertible  note, due June 1, 2011,  which MLF Offshore currently holds.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 5 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Partners 100, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   488,756 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              488,756 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    488,756 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  204,217 shares of common stock issuable upon  conversion of the 8%
    convertible  perpetual  preferred  stock  of the  Issuer  (the  "Convertible
    Preferred  Stock")  held by MLF  Partners  100,  L.P.  The  issuance of such
    Convertible  Preferred  Stock is subject to approval by  shareholders at the annual meeting of stockholders scheduled on August 23, 2007. Upon receipt of shareholder approval, the Convertible Preferred Stock shall be issued to MLF
    Offshore  Portfolio  Company,  L.P. ("MLF Offshore") in exchange for the 12%
    senior  convertible  note,  due June 1, 2011,  which MLF Offshore  currently holds.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 6 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,976,900 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,976,900 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,976,900 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  4,795,783  and  204,217  shares  of  common  stock  issuable  upon conversion of the 8%  convertible  perpetual  preferred  stock of the Issuer
    (the "Convertible  Preferred Stock") held by MLF Offshore Portfolio Company,
    L.P.  and  MLF  Partners  100,  L.P.,  respectively.  The  issuance  of such
    Convertible  Preferred  Stock is subject to approval by  shareholders at the annual meeting of stockholders scheduled on August 23, 2007. Upon receipt of shareholder approval, the Convertible Preferred Stock shall be issued to MLF
    Offshore  Portfolio  Company,  L.P. ("MLF Offshore") in exchange for the 12%
    senior  convertible  note,  due June 1, 2011,  which MLF Offshore  currently holds.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 7 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,976,900 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,976,900 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,976,900 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  4,795,783  and  204,217  shares  of  common  stock  issuable  upon conversion of the 8%  convertible  perpetual  preferred  stock of the Issuer
    (the "Convertible  Preferred Stock") held by MLF Offshore Portfolio Company,
    L.P.  and  MLF  Partners  100,  L.P.,  respectively.  The  issuance  of such
    Convertible  Preferred  Stock is subject to approval by  shareholders at the annual meeting of stockholders scheduled on August 23, 2007. Upon receipt of shareholder approval, the Convertible Preferred Stock shall be issued to MLF
    Offshore  Portfolio  Company,  L.P. ("MLF Offshore") in exchange for the 12%
    senior  convertible  note,  due June 1, 2011,  which MLF Offshore  currently holds.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 8 of 16 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   11,976,900 shares (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              11,976,900 shares (1)
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    11,976,900 shares (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  4,795,783  and  204,217  shares  of  common  stock  issuable  upon conversion of the 8%  convertible  perpetual  preferred  stock of the Issuer
    (the "Convertible  Preferred Stock") held by MLF Offshore Portfolio Company,
    L.P.  and  MLF  Partners  100,  L.P.,  respectively.  The  issuance  of such
    Convertible  Preferred  Stock is subject to approval by  shareholders at the annual meeting of stockholders scheduled on August 23, 2007. Upon receipt of shareholder approval, the Convertible Preferred Stock shall be issued to MLF
    Offshore  Portfolio  Company,  L.P. ("MLF Offshore") in exchange for the 12%
    senior  convertible  note,  due June 1, 2011,  which MLF Offshore  currently holds.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 9 of 16 Pages
------------------------                                  ----------------------

      The  following  constitutes  Amendment  No.  5  ("Amendment  No.  5") to
Schedule  13D, as amended to date,  filed by the  undersigned  (the  "Schedule
13D").  Except as  specifically  amended by this Amendment No. 5, the Schedule
13D remains in full force and effect.

Item 2 is hereby amended in its entirety to read as follows:

Item 2.     IDENTITY AND BACKGROUND

            This schedule 13D is filed by MLF  Investments,  LLC  ("MLFI"),  MLF
Offshore  Portfolio  Company,  L.P. ("MLF Offshore"),  MLF Cayman GP, Ltd. ("MLF
Cayman"),  MLF Partners 100, L.P. ("MLF Partners 100"), MLF Capital  Management,
L.P. ("MLF Capital"), MLF Holdings, LLC ("MLF Holdings") and Matthew L. Feshbach
(each a "Reporting Person" and, together, the "Reporting Persons"), who act as a group with regards to certain aspects of the Shares.

            MLF Offshore is a limited  partnership  organized and existing under the laws of the Cayman  Islands.  The  principal  business  of MLF  Offshore  is private  investment  consulting.  MLF  Cayman  is a  corporation  organized  and existing  under the laws of the Cayman  Islands.  The principal  business of MLF
Cayman is private investment consulting and acting as the general partner of MLF
Offshore. MLF Partners 100 is a limited partnership organized and existing under the laws of the State of Delaware. The principal business of MLF Partners 100 is private investment  consulting.  MLF Capital is a limited partnership  organized and existing under the laws of the State of Delaware.  The principal business of
MLF Capital is private investing,  acting as manager of MLF Cayman and acting as general  partner  of MLF  Partners  100.  MLF  Holdings  is a limited  liability company,  organized  and existing  under the laws of the State of Delaware.  The principal  business  of MLF  Holdings  is private  investment  and acting as the general  partner of MLF Capital.  The  business  address of MLF Offshore and MLF
Cayman is c/o Trident Trust Company  (Cayman) Ltd., One Capital Place,  P.O. Box
847, Grand Cayman,  Cayman Islands,  B.W.I.  MLF Capital is the manager and sole shareholder  of MLF Cayman.  The business  address of each of MLF  Capital,  MLF
Partners  100 and MLF Holdings is 455 N. Indian  Rocks Road,  Suite B,  Belleair
Bluffs, Florida 33770.

            MLFI is a limited  liability  company,  organized and existing under the laws of the State of  Delaware.  The  principal  business of MLFI is private investment  consulting and acting as the investment  advisor of MLF Offshore and
MLF  Partners  100.  The  business  address of MLFI is 455 N. Indian Rocks Road,
Suite B, Belleair Bluffs, Florida 33770.

            Matthew L. Feshbach is an individual  whose business  address is 455
N. Indian Rocks Road,  Suite B, Belleair  Bluffs,  Florida 33770.  His principal occupation is managing member of each of MLFI and MLF Holdings.  Mr. Feshbach is a citizen of the United States of America.

            During the last five years,  none of the Reporting  Persons has been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).  In addition,  during the last five years,  none of the Reporting
Persons has been a party to a civil proceeding of any judicial or administrative body of competent  jurisdiction  as a result of which it or he was or is subject to a  judgment,  decree  or final  order  enjoining  future  violations  of,  or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 10 of 16 Pages
------------------------                                  ----------------------

Item 3 is hereby amended in its entirety to read as follows:

      Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of July 27, 2007, MLF Offshore owned  6,692,361  Shares and Convertible
Preferred Stock convertible into an additional  4,795,783 Shares.  The aggregate costs  of such  Shares  and  Convertible  Preferred  Stock  is  $40,668,255  and
$14,387,348,   respectively.   The  funds  used  to  purchase  such  Shares  and
Convertible Preferred Stock came from the working capital of MLF Offshore.

      As of July 27, 2007, MLF Partners 100 owned 284,539 Shares and Convertible
Preferred Stock  convertible  into an additional  204,217 Shares.  The aggregate costs of such Shares and Convertible Preferred Stock is $1,730,999 and $612,652,
respectively.  The funds used to purchase such Shares and Convertible  Preferred
Stock came from the working capital of MLF Partners 100.

Item 4 is hereby amended to add the following:

Item 4.     PURPOSE OF TRANSACTION

      On July 11, 2007, MLF Offshore  transferred 256,366 Shares and Convertible
Preferred  Stock  convertible  into  204,217  Shares to MLF  Partners  100.  The transaction  was solely a change in the form of  ownership  of the Shares by the
Reporting Persons and not an acquisition or sale of any Shares of the Issuer for value.  The  transfer  of Shares was deemed as a  pro-rata  limited  partnership withdrawal  from MLF Offshore and subsequent  pro-rata  recontribution  into MLF
Partners  100.  The  purpose of the  transaction  was to ensure  MLF  Offshore's compliance  with  Section  3(c)(7) of the  Investment  Company  Act of 1940,  as
amended (the "1940 Act"). Accordingly, all investors of MLF Offshore who did not qualify as  "qualified  purchasers"  under  Section  3(c)(7) of the 1940 Act had their interests in MLF Offshore transferred to MLF Partners 100.

Items 5(a) through (c) are hereby amended in their entirety as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  73,964,515  Shares  outstanding as of July 16, 2007, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Definitive  Proxy  Statement on Schedule 14A and filed with the  Securities  and
Exchange Commission on July 24, 2007.

                  As of the close of business on July 27, 2007,  (i) each of Mr.
Feshbach,  MLFI, MLF Holdings,  and MLF Capital  beneficially  owned  11,976,900
Shares  (including  4,795,783  Shares  and  204,217  Shares  issuable  upon  the conversion of Convertible  Preferred Stock held by MLF Offshore and MLF Partners
100, respectively),  constituting approximately 15.2% of the Shares outstanding,
(iii) each of MLF Offshore and MLF Cayman  beneficially  owned 11,488,144 Shares
(including   4,795,783  Shares  issuable  upon  the  conversion  of  Convertible
Preferred Stock held by MLF Offshore),  constituting  approximately 14.6% of the
Shares outstanding,  and (iv) MLF Partners 100 beneficially owned 488,756 Shares
(including 204,217 Shares issuable upon the conversion of Convertible  Preferred
Stock held by MLF Partners 100),  constituting  approximately 0.7% of the Shares outstanding.

                  (b) Each of Mr. Feshbach,  MLFI, MLF Holdings, MLF Capital and
Mr.  Feshbach  shares  the power to vote and  dispose  or to direct the vote and disposition of 11,976,900 Shares, or 15.2% of the Shares outstanding.

      Each of MLF Offshore  and MLF Cayman  shares the power to vote and dispose or to direct the vote and  disposition  of  11,488,144  Shares,  or 14.6% of the
Shares outstanding.  MLF Partners 100 shares the power to vote and dispose or to direct  the  vote and  disposition  of  488,756  Shares,  or 0.7% of the  Shares outstanding.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 11 of 16 Pages
------------------------                                  ----------------------

            (c) On July 11, 2007,  MLF Offshore  transferred  284,539 Shares and
Convertible Preferred Stock convertible into 204,217 Shares to MLF Partners 100.
The  transaction  was solely a change in the form of  ownership of the Shares by the Reporting Persons and not an acquisition or sale of any Shares of the Issuer for value. The transfer of Shares was deemed as a pro-rata  limited  partnership withdrawal  from MLF Offshore and subsequent  pro-rata  recontribution  into MLF
Partners 100.

      The table below lists the transactions effected through the open market by each of the Reporting Persons in the past 60 days.

MLF OFFSHORE PORTFOLIO COMPANY, L.P.

------------------------------------------------------------------------------------
   Shares of Common Stock           Price Per Share ($)           Date of
    Acquired/(Disposed)                                        Purchase/Sale
------------------------------------------------------------------------------------
          226,599                        1.7235                   07/10/07
------------------------------------------------------------------------------------
          368,547                        1.7204                   07/12/07
------------------------------------------------------------------------------------
           76,781                        1.6985                   07/13/07
------------------------------------------------------------------------------------

MLF PARTNERS 100, L.P.

------------------------------------------------------------------------------------
   Shares of Common Stock           Price Per Share ($)           Date of
    Acquired/(Disposed)                                        Purchase/Sale
------------------------------------------------------------------------------------
            9,501                        1.7235                   07/10/07
------------------------------------------------------------------------------------
           15,453                        1.7204                   07/12/07
------------------------------------------------------------------------------------
            3,219                        1.6985                   07/13/07
------------------------------------------------------------------------------------

      MATTHEW L. FESHBACH

      None

      MLF INVESTMENTS, LLC

      None

      MLF CAYMAN GP, LTD.

      None

      MLF CAPITAL MANAGEMENT, L.P.

      None

      MLF HOLDINGS, LLC

      None

Item 7 is hereby amended to add the following:

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            No.   Exhibit Description
            ---   -------------------

            9.    Joint Filing Agreement by and among MLF Investments,  LLC, MLF
                  Offshore  Portfolio  Company,  L.P.,  MLF Cayman GP, Ltd., MLF
                  Partners  100,  L.P.,  MLF  Capital   Management,   L.P.,  MLF
                  Holdings, LLC and Matthew L. Feshbach, dated July 30, 2007.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 12 of 16 Pages
------------------------                                  ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2007

                                              /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              MATTHEW L. FESHBACH

                                              MLF INVESTMENTS, LLC

                                              By: /s/ Matthew L. Feshbach
                                                  ------------------------------
                                                  Name:  Matthew L. Feshbach
                                                  Title: Managing Member

                                              MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                              By: MLF Cayman GP, Ltd.
                                                  Title: General Partner

                                              By: MLF Capital Management, L.P.
                                                  Sole shareholder

                                              By: MLF Holdings, LLC
                                                  General Partner

                                              By: /s/ Matthew L. Feshbach
                                                  ------------------------------
                                                  Name:  Matthew L. Feshbach
                                                  Title: Managing Member

                                              MLF CAYMAN GP, LTD.

                                              By: MLF Capital Management, L.P.
                                                  Sole shareholder

                                              By: MLF Holdings, LLC
                                                  General Partner

                                              By: /s/ Matthew L. Feshbach
                                                  ------------------------------
                                                  Name:  Matthew L. Feshbach
                                                  Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 13 of 16 Pages
------------------------                                  ----------------------

                                              MLF CAPITAL MANAGEMENT, L.P.

                                              By: MLF Holdings, LLC
                                                  General Partner

                                              By: /s/ Matthew L. Feshbach
                                                  ------------------------------
                                                  Name:  Matthew L. Feshbach
                                                  Title: Managing Member

                                              MLF HOLDINGS, LLC

                                              By: /s/ Matthew L. Feshbach
                                                  ------------------------------
                                                  Name:  Matthew L. Feshbach
                                                  Title: Managing Member

                                              MLF PARTNERS 100, L.P.

                                              By:    MLF Capital Management, L.P.
                                              Title: General Partner

                                              By:    MLF Holdings, LLC
                                              Title: General Partner

                                              By: /s/ Matthew L. Feshbach
                                                  ------------------------------
                                                  Name:  Matthew L. Feshbach
                                                  Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 14 of 16 Pages
------------------------                                  ----------------------

                                  EXHIBIT INDEX

                 Exhibit                                             Page
                 -------                                             ----
1.    Joint Filing  Agreement by and among MLF  Investments,   Previously filed.
      LLC, MLF Offshore Portfolio Company,  L.P., MLF Cayman
      GP, Ltd., MLF Capital Management,  L.P., MLF Holdings,
      LLC and Matthew L. Feshbach, dated June 28, 2005.

2.    Securities Purchase  Agreement,  dated as of September   Previously filed.
      25, 2006, by and between Sirva, Inc., ValueAct Capital
      Master Fund, L.P. and MLF Offshore  Portfolio Company,
      L.P.

3.    Form of Sirva,  Inc. 10% Senior  Convertible  Note due   Previously filed.
      June 1, 2011

4.    Registration  Rights Agreement,  dated as of September   Previously filed.
      29, 2006, by and among Sirva,  Inc.,  ValueAct Capital
      Master Fund, L.P. and MLF Offshore  Portfolio Company,
      L.P.

5.    Voting  Agreement,  dated as of  September  29,  2006,   Previously filed.
      among ValueAct Capital Master Fund, L.P., MLF Offshore
      Portfolio Company, L.P., Clayton, Dubilier & Rice Fund
      V Limited  Partnership  and  Clayton,  Dubilier & Rice
      Fund VI Limited Partnership.

6.    Form of 12% Convertible Notes Due June 1, 2011.          Previously filed.

7.    Amendment  No.  1 to  Registration  Rights  Agreement,   Previously filed.
      dated as of June 27, 2007,  by and among SIRVA,  Inc.,
      ValueAct  Capital  Master Fund,  L.P. and MLF Offshore
      Portfolio Company, L.P.

8.    Amended and Restated  Certificate of  Designations  of   Previously filed.
      8.00% Convertible  Perpetual Preferred Stock of SIRVA,
      Inc.

9.    Joint Filing  Agreement by and among MLF  Investments,       15 - 16
      LLC, MLF Offshore Portfolio Company,  L.P., MLF Cayman
      GP,  Ltd.,   MLF  Partners  100,   L.P.,  MLF  Capital
      Management,  L.P.,  MLF  Holdings,  LLC and Matthew L.
      Feshbach, dated July 30, 2007.

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 15 of 16 Pages
------------------------                                  ----------------------

Exhibit 2

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement  on Schedule 13D  Amendment  No. 5 dated July 30,
2007 (including further amendments  thereto) with respect to the Common Stock of
Sirva,  Inc. This Joint Filing  Agreement shall be filed as an Exhibit 9 to such
Statement.

      Dated: July 30, 2007

                                              /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              MATTHEW L. FESHBACH

                                              MLF INVESTMENTS, LLC

                                              By: /s/ Matthew L. Feshbach
                                                  ------------------------------
                                                  Name:  Matthew L. Feshbach
                                                  Title: Managing Member

                                              MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                              By: MLF Cayman GP, Ltd.
                                                  Title: General Partner

                                              By: MLF Capital Management, L.P.
                                                  Sole shareholder

                                              By: MLF Holdings, LLC
                                                  General Partner

                                              By: /s/ Matthew L. Feshbach
                                                  ------------------------------
                                                  Name:  Matthew L. Feshbach
                                                  Title: Managing Member

                                              MLF CAYMAN GP, LTD.

                                              By: MLF Capital Management, L.P.
                                                  Sole shareholder

                                              By: MLF Holdings, LLC
                                                  General Partner

                                              By: /s/ Matthew L. Feshbach
                                                  ------------------------------
                                                  Name:  Matthew L. Feshbach
                                                  Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 82967Y 10 4                 13D                    Page 16 of 16 Pages
------------------------                                  ----------------------

                                              MLF CAPITAL MANAGEMENT, L.P.

                                              By: MLF Holdings, LLC
                                                  General Partner

                                              By: /s/ Matthew L. Feshbach
                                                  ------------------------------
                                                  Name:  Matthew L. Feshbach
                                                  Title: Managing Member

                                              MLF HOLDINGS, LLC

                                              By: /s/ Matthew L. Feshbach
                                                  ------------------------------
                                                  Name:  Matthew L. Feshbach
                                                  Title: Managing Member

                                              MLF PARTNERS 100, L.P.

                                              By:    MLF Capital Management, L.P.
                                              Title: General Partner

                                              By:    MLF Holdings, LLC
                                              Title: General Partner

                                              By: /s/ Matthew L. Feshbach
                                                  ------------------------------
                                                  Name:  Matthew L. Feshbach
                                                  Title: Managing Member